UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 2, 2013



DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464	26-2018846
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

On January 2, 2013, Dollar Tree, Inc. issued a press release regarding the Company's intent to expand its distribution center in Marietta, Oklahoma by an additional 400,000 square feet. More than 100 full time positions are expected to be created as a result of the expansion. A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in this item is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits.

(c)   Exhibits.

99.1   Press release dated January 2, 2013 issued by Dollar Tree, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE, INC.

Date: January 2, 2013

By: /s/ Kevin S. Wampler

Kevin S. Wampler
Chief Financial Officer

Exhibit 99.1 - Press release dated January 2, 2013 issued by Dollar Tree, Inc.

Exhibit 99.1

DOLLAR TREE, INC. ANNOUNCES EXPANSION OF DISTRIBUTION CENTER IN MARIETTA, OKLAHOMA
Company to invest $25 million and create 100 jobs

CHESAPEAKE, Va. – January 2, 2013 – Dollar Tree, Inc. (NASDAQ: DLTR), North America's leading operator of discount variety stores selling everything for $1 or less, has announced that it intends to expand its distribution center in Marietta, Oklahoma by an additional 400,000 square feet. More than 100 full time positions will be created as a result of the expansion.

The facility in Marietta opened in 2003 and is currently 603,000 square feet. This facility supplies products to our stores across eleven states, including all of Oklahoma, Kansas, Colorado, New Mexico and Texas, and portions of Louisiana, Arkansas, Missouri, Nebraska, South Dakota, Wyoming and Montana.

Construction on the expansion is scheduled to start in February 2013 and should be completed in the autumn of 2013. The total cost of the expansion is expected to be approximately $25 million, financed by Dollar Tree using available cash.

"Dollar Tree has grown steadily for 26 years," said Bob Sasser, President and Chief Executive Officer of Dollar Tree, Inc. "The expansion of our Marietta Distribution Center is consistent with our long-standing practice of building infrastructure to support future growth of our business. The additional capacity will allow Dollar Tree to continue to expand its reach and provide more value to more customers throughout the region."

"Over the past ten years, we have been extremely impressed with the business-friendly approach and support that the State of Oklahoma and Marietta have provided Dollar Tree. This project is a reflection of our commitment to the Marietta area. The expansion will enable us to continue growing in the community while creating jobs and exciting career paths for our associates. We are proud to be a part of this community."

Dollar Tree, a Fortune 500 Company, operated 4,630 stores in 48 states and 5 Canadian Provinces as of October 27, 2012. To learn more about the Company, visit www.DollarTree.com.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS: Our press release contains "forward-looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward-looking statements address future events, developments or results and typically use words such as believe, anticipate, expect, intend, plan, forecast, or estimate. For example, our forward-looking statements include statements regarding construction schedules and costs. For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Risk Factors," "Business," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in our Annual Report on Form 10-K filed March 15, 2012, the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other sections in our Quarterly Report on Form 10-Q filed November 15, 2012 and in our other filings with the Securities and Exchange Commission. We are not obligated to release publicly any revisions to any forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this report and you should not expect us to do so.

CONTACT: Dollar Tree, Inc., Chesapeake
                      Timothy J. Reid, 757-321-5284
                      www.DollarTree.com